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                           February 17, 2023

       Herman Billung
       Chief Executive Officer
       Himalaya Shipping Ltd.
       S.E. Pearman Building, 2nd floor
       9 Par-la-Ville Road
       Hamilton HM 11, Bermuda

                                                        Re: Himalaya Shipping
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
30, 2023
                                                            CIK No. 0001959455

       Dear Herman Billung:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Dividends and Dividend Policy, page 46

   1. We note your response to prior comment 5. However, it does not appear that you have included related
disclosure in the prospectus. Please disclose whether your dividend policy will be
reflected in any written policy.
 Herman Billung
FirstName LastNameHerman Billung
Himalaya Shipping Ltd.
Comapany17,
February  NameHimalaya
            2023       Shipping Ltd.
February
Page 2 17, 2023 Page 2
FirstName LastName
Sale and Leaseback Arrangements, page 52

2. We note your response to prior comment 6, and reissue such comment. Please disclose all material terms of the sale and leaseback arrangements. For example, please disclose the termination provisions.
Industry Overview, page 62

3.       We note your response to prior comment 1. We also note your disclosure that the
         discussion contained in the    Industry Overview    section has been
compiled from
         Clarksons from its database and other industry sources. If any of these reports were commissioned by you for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so. We also note that you have included detailed information throughout this section without attributing such information to any one specific source where such information is presented. Please revise.
Business
Our Fleet, page 84

4. Please disclose in this section the material terms of each charter agreement, including the charter period, provisions relating to the charter rate, and termination provisions.
Our Competitive Strengths
Additional Features of our vessels, page 90

5. Please revise your disclosure to clarify how SOx emissions will be negligible when your vessels start operating on LNG or using a scrubber. In addition, disclose in this section the uncertainties with respect to financing for the scrubbers, and that LNG is not currently economical to use for dual fuel vessels at current LNG market prices. We note your related disclosure on page 1.
Description of Share Capital, page 113

6. We note your response to prior comment 4, and reissue such comment. In that regard, we note your disclosure on pages 116 and 117 regarding the waiver by shareholders. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. In addition, please tell us why you removed the risk factor disclosure regarding such waiver.
Exhibits

7. We note your response to prior comment 11 that the form of novation agreement is included in the agreement filed as Exhibit 10.4. Please tell us where such form of novation agreement is included in Exhibit 10.4.
 Herman Billung
Himalaya Shipping Ltd.
February 17, 2023
Page 3

       You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski,
Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameHerman Billung
                                                          Division of
Corporation Finance
Comapany NameHimalaya Shipping Ltd.
                                                          Office of Energy &
Transportation
February 17, 2023 Page 3
cc:       James McDonald
FirstName LastName